Exhibit 99.1

Suite 3400 – 666 Burrard St.
Vancouver, BC V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG
(All amounts expressed in US dollars)

GOLDCORP REPORTS ACTION REGARDING MARLIN MINE

VANCOUVER, BRITISH COLUMBIA, June 9, 2010 – GOLDCORP INC. (TSX: G, NYSE: GG) today issued a statement regarding a request by the Inter-American Commission on Human Rights (“IACHR”) asking the Guatemalan government to suspend operation of the Marlin mine in San Miguel Ixtahuacán, Guatemala.  Goldcorp believes the IACHR’s action is based on environmental allegations that are entirely without merit.  The government of Guatemala has requested an extension of 15 days to respond to the IACHR.

“The existing scientific data and analysis clearly demonstrate no pollution or ill effects to health and the environment as a result of the mine’s presence,” said Chuck Jeannes, Goldcorp President and Chief Executive Officer.  “This documentation is freely available and provides a compelling basis for the Guatemalan government to request the IACHR to withdraw its action.  We are proud of Goldcorp’s record of safe, responsible operations at Marlin, and of the positive contributions it has brought to the area and to the country.  We welcome this opportunity to demonstrate once again our commitment to operating responsibly and with complete transparency on behalf of all stakeholders.”

The IACHR, an autonomous organ of the Organization of American States, issued precautionary measures with respect to 18 communities located near the Marlin Mine.  The measures, which are based on submissions to the Commission that have not been made public, are being requested to stop what the IACHR understands to be “grave and imminent” threats to the environment and health of local communities from Marlin’s operations.  This understanding is based on allegations that have been repeatedly disproven.  The Guatemalan government’s testing (conducted by independent certified laboratories) and extensive Company monitoring results provided to Guatemalan government agencies MEM (Ministerio de Energía y Minas) and MARN (Ministerio de Ambiente y Recursos Naturales) demonstrate that there is no evidence of adverse impacts related to mining activity from the Marlin mine.  Environmental and Social

Performance Annual Monitoring Reports for the Marlin mine can be found at www.goldcorp.com/operations/marlin/reports.   In addition, an independent study carried out by the Physicians for Human Rights working with the University of Michigan reported levels of heavy metals in individuals near the mine that do not exceed reference limits and that soil and water samples taken near the mine are also within international standards.

Goldcorp and its employees have continued to operate Marlin mine to the highest standards, with an abiding commitment to the responsible stewardship of the environment and to the human rights of the people in communities near Marlin.  The Company believes that any suspension of mining activities would directly and adversely impact the human rights to work, to earn a living, to personal health, and to education of mine employees and members of the nearby communities. Marlin mine currently employs 1,900 people with a payroll in 2009 totaling over $23 million. Approximately 64% of employees are Mayan indigenous residents of San Miguel Ixtahuacán and Sipacapa and 98% are from Guatemala.

For more information on the social, economic and environmental initiatives, benefits and effects of Marlin mine to the communities near San Miguel, please visit www.goldcorp.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”  “is expected”,  “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or the negative connotation thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.  All forward-looking statements are developed based on assumptions about such risks, uncertainties and other factors set at herein.   Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2009 available at www.sedar.com.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The forward-looking statements contained in this press release are made as of the date of this press release and, accordingly, are subject to change after such date.  Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

For further information, please contact:

Jeff Wilhoit Vice President, Investor Relations Goldcorp Inc. Telephone: (604) 696-3074 Fax: (604) 696-3001 E-mail: info@goldcorp.com website: www.goldcorp.com